BASF Aktiengesellschaft, 67056 Ludwigshafen, Deutschland

Ms. Cecilia D. Blye, Chief Office of Global Security Risk Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

Wednesday, April 12, 2006

BASF Aktiengesellschaft (“BASF”)

Form 20-F for the fiscal year ended December 31, 2004

Response Letter Dated May 13, 2005

Response letter dated November 25, 2005

File No. 1-15959

Dear Ms. Blye:

Thank you for your letter dated March 8, 2006 regarding the Annual Report on Form 20-F of BASF filed with the Commission on March 9, 2005 and our response letters dated May 13 and November 25, 2005. BASF’s response to your request follows below.

For your convenience, your request is presented in italicized, bold text below and is followed by our response.

General

We note the representations set forth in your response letter dated November 25, 2005, including the representations that your Intermediates operating division had revenues in 2003 and 2004 from products distributed into Iran by your subsidiary, BASF Iran AG, that could be used as precursors for agents in chemical weapons. In light of publicly reported information indicating that Iran has chemical weapons, it appears to the staff that it would be appropriate for future filings to include disclosure that you sell to state-owned companies in Iran, a country identified by the U.S. as a state sponsor of terrorism, products that could be used as precursors for agents in chemical weapons. The disclosure should also discuss briefly the nature and extent of your other business with and in Iran. Please provide us with the text of your proposed disclosure.

BASF Aktiengesellschaft 67056 Ludwigshafen, Deutschland Telefon +49 621 60-0 Telefax +49 621 60-42525 E-Mail info.service@basf-ag.de Internet www.basf.de

Sitz der Gesellschaft: 67056 Ludwigshafen
Registergericht: Amtsgericht Ludwigshafen
Eintragungsnummer: HRB 3000

Bankverbindung:
Wintershall Bank GmbH, 34119 Kassel
Kontonr. 400505, BLZ 520 200 00
IBAN DE67 5202 0000 0000 4005 05
SWIFT BIC WINBDE52XXX

Aufsichtsratsvorsitzender: Jürgen Strube

Vorstand: Jürgen Hambrecht, Vorsitzender;
Eggert Voscherau, stellv. Vorsitzender;

Kurt W. Bock, Martin Brudermüller, John Feldmann, Andreas Kreimeyer, Klaus Peter Löbbe, Stefan Marcinowski, Peter Oakley

Regulatory Environment

BASF acts in its dealings with Iran in full compliance with all rules and regulations applicable to BASF and its businesses pertaining to the sale and distribution of products which could be used both for civil and military purposes (dual-use products). Germany, the United States and other major exporters have cooperated to establish four major international arrangements to control the export of sensitive products. These international control regimes are:

•                                          Wassenaar Arrangement;

•                                          Australia Group (which specifically focuses on chemicals);

•                                          Nuclear Suppliers Group; and

•                                          Missile Technology Control Regime.

EC Dual Use Regulation No. 1334/2000 of the European Union and the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz) are in compliance with and incorporate these international control regimes. In addition, we understand that the U.S. has incorporated these regimes in its Export Administration Regulations (EAR) of the Department of Commerce.

EC Dual Use Regulation No. 1334/2000 and the German Foreign Trade and Payments Act specifically identify restricted dual-use products that are subject to export controls. BASF may export a restricted dual-use product only after receiving an export license from the Federal Office of Economics and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle). In applying for an export license, BASF must submit an end-user declaration from the customer in Iran stating the intended use of the products. In addition, BASF’s internal policy requires BASF Iran or the relevant regional business unit to provide to BASF a written affirmation internally titled “Verification of customer plausibility” which will be attached to the filing of the export license application. In this written affirmation it must be confirmed that based on the information on the customer and its business available to the relevant BASF unit the end-user declaration of the customer is consistent and credible. The Federal Office will grant an export license only if it is satisfied that the customer will not use the product for military purposes.

The controls of BASF regarding the delivery of goods to Iranian customers are described below.

BASF Export Controls

BASF controls all exports to Iran of BASF dual-use products in accordance with EC Dual-Use Regulation No. 1334/2000 and the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz). BASF requires all BASF Group entities worldwide to comply with these regulations. In addition, BASF policy requires all BASF Group entities to comply with the export regulations of the countries in which they are located.

These national regulations may, in certain cases, be more restrictive than EU and German regulations. For example, because Iran is classified as a “sponsor of terrorism” in the U.S. Export Administration Regulations (EAR) 740, Supplement 1, Country Group E, the sale and delivery of U.S.-origin goods to Iran are generally blocked in BASF’s electronic data processing system for logistics. It is not possible to obtain a release of such goods for export to Iran.

As discussed above, the EU and German regulations identify restricted dual-use products that are subject to export controls. BASF’s electronic data processing system for logistics will not process an application for the export of a product until the product has been classified within the system as “restricted” or “unrestricted” in accordance with the EU and German regulations. Once a product is classified, that classification will be retained in the system’s master database. If a product is classified as “restricted,” BASF’s electronic data processing system will automatically block the export of the product. A blocked product can only be released for export if an export licence is obtained from the Federal Office of Economics and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle) through the process described above. BASF regularly reviews both the “Official Journal” of the EU and the German Federal Gazette (Bundesanzeiger) for revisions to the lists of restricted dual-use products and updates its internal control system accordingly.

BASF has also established additional internal controls for exports of unrestricted products to Iran. As discussed above, an end-user declaration must be submitted to the Federal Office in order to obtain an export license for a restricted dual-use product. Export licenses and the related declarations are not legally required for the export to Iran of unrestricted dual-use products. However, because Iran is listed as a “Country K” (country of special concern) in the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz), BASF internal policy requires that, before an unrestricted BASF dual-use product can be exported to Iran, BASF Iran, or any Iranian distributor supplied by BASF Iran, must affirm in writing that it does not have knowledge of any possible military end-use by the ultimate customer.

Materiality to BASF

As discussed in our letter to the staff dated November 25, 2005, less than 0.2% of BASF’s total sales in 2004 were to customers in Iran. Of these sales to customers in Iran, less than 5% related to the sale of dual-use products.

In 2005, less than 0.2% of BASF’s total sales were to customers in Iran (€64 million). Of these sales, approximately 5% related to the sale of dual-use products.

Summary

Because BASF acts in full compliance with applicable European and German export control legislation, which incorporates international export control arrangements agreed to by Germany, the United States and other major exporters, and in full compliance with local export regulations applicable to its operations outside Germany and the EU, and because BASF’s sales of dual-use products to customers in Iran is de minimis in comparison to BASF’s consolidated sales and is not otherwise significant to BASF’s consolidated operations, BASF believes that its existing disclosure complies with the requirements of applicable U.S. securities laws. BASF therefore respectfully submits that specific disclosure in its filings concerning deliveries to Iranian customers, including but not limited to information regarding the potential military use of dual-use products delivered by BASF, is not necessary. BASF, consistent with its obligations under the U.S. securities laws, will continue to review its disclosure on a regular basis.

Closing comments

We hereby acknowledge that:

•                              BASF is responsible for the adequacy and accuracy of the disclosure in any documents filed with the SEC;

•                              Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•                              BASF will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

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If you have any further comments or require any additional information, please do not hesitate to contact us.

Sincerely,

Name: Eckhard Müller

Title: President Finance Division